SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005

OR

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________ to ____________

Commission File Number: 001-32007

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The NewAlliance Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NewAlliance Bancshares, Inc.
195 Church Street
New Haven, Connecticut 06510

The NewAlliance Bank
401(k) Plan

Financial Statements and
Supplemental Schedule

December 31, 2005

The NewAlliance Bank 401(k) Plan

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the Twelve Months Ended December 31, 2005 and 2004 and for the Nine Months Ended December 31, 2003	3

Notes to Financial Statements	4 - 8

Supplemental Schedule*

Schedule I - Schedule of Assets (Held at End of Year)	9

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The NewAlliance Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the NewAlliance Bank 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of December 31, 2003 and for the nine months then ended were audited by another independent registered public accounting firm whose report dated July 8, 2004 expressed an unqualified opinion.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004 and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hartford, Connecticut
May 26, 2006

The NewAlliance Bank 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2005	2004

Assets
Investments	$41,421,762	$20,554,224
Participant loans	654,029	395,530
Assets receivable (Savings Bank of Manchester Plan)	-	16,708,110
Assets receivable (Tolland Bank Plan)	-	2,487,832
Assets receivable (Trust Company of Connecticut)	1,296,321	-
Contributions receivable from participants	88,413	-

Net assets available for benefits	$43,460,525	$40,145,696

The accompanying notes are an integral part of these financial statements.

2

The NewAlliance Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	For the Twelve Months Ended		For the Nine
	December 31,		Months Ended
			December 31,
	2005	2004	2003

Additions to net assets attributable to:
Investment Income
Interest and dividend income	$829,295	$234,996	$146,108
Interest income on loans to participants	29,469	18,381	15,288
Net appreciation in fair value of investments	708,428	2,975,872	2,255,274

Total investment income	1,567,192	3,229,249	2,416,670

Contributions:
Participants	3,244,066	2,462,119	967,790
Employer	-	82,755	429,673
Rollovers	1,898,845	631,725	302,236
Merged plans	1,296,321	19,195,942	-

Total contributions	6,439,232	22,372,541	1,699,699

Total additions	8,006,424	25,601,790	4,116,369

Deductions from net assets attributable to:
Distributions	4,599,884	1,235,472	734,187
Administrative and other expenses	91,711	8,176	7,250

Total deductions	4,691,595	1,243,648	741,437

Net increase	3,314,829	24,358,142	3,374,932
Net assets available for benefits
Beginning of year	40,145,696	15,787,554	12,412,622

End of year	$43,460,525	$40,145,696	$15,787,554

The accompanying notes are an integral part of these financial statements.

3

The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

1.	Description of the Plan

The NewAlliance Bank 401(k) Plan (the “Plan”) is a defined contribution plan covering eligible employees of NewAlliance Bank (the “Bank”). Below are the general provisions of the Plan. Plan participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of ERISA.

General

On April 1, 2004, the Plan’s sponsor, NewAlliance Bank, converted from a state-chartered mutual savings bank to a state-chartered stock savings bank and issued approximately 10.6 million shares of common stock at $10 per share. In connection with the conversion, the Bank registered 1,000,000 shares which may be purchased with employee contributions pursuant to the Plan document provisions.

Effective April 1, 2004, the Plan name was changed to The NewAlliance Bank 401(k) Plan. Also effective April 1, 2004, the matching contributions are made through the Employee Stock Ownership Plan (“ESOP”) and no longer are made by the Bank to the Plan.

Overall

The Compensation Committee of the Bank is the Plan administrator, and the Plan’s trustee is Wachovia Bank N. A., (PNC Advisors prior to November 30, 2005, Riggs Bank, N.A. prior to May 19, 2005). The Bank has appointed Wachovia Bank N.A. as the custodian of the Plan’s assets. USI Consulting Group serves as the record keeper for the Plan. The custodian is responsible for all investment assets and the execution of all investment transactions.

Eligibility

An employee who has been employed by the Bank for three months and is at least 20-1/2 years old is eligible to participate in the Plan. A participant may elect to authorize a payroll deduction of not more than 100% of their compensation, as defined, up to the Internal Revenue Service (“IRS”) defined maximum dollar amount, as an elective salary deferral contribution to their account in the Plan. Participants may enter the Plan on a quarterly basis after meeting eligibility requirements.

Contributions

An employee who has been employed by the Bank for one year and is at least 20-1/2 years old is eligible to receive matching contributions beginning the quarter after the one-year anniversary of service. Each Plan year, the ESOP makes a uniform matching contribution to the ESOP in an amount equal to 50% of a participant’s pre-tax contribution to the Plan up to 3% of such participant’s total annual compensation. Until April 1, 2004, the Bank made the matching contribution in the form of cash. Beginning April 1, 2004, the matching contribution is made by the ESOP in the form of common shares of NewAlliance Bancshares, Inc (the “Company”). In addition to such matching contribution, the Bank may make a discretionary profit sharing contribution, subject to approval by the Board of Directors, solely from current or accumulated income of the Bank. If, for a given year, there is no current or accumulated income, no contributions may be made to the Plan. For the nine-month period December 31, 2003, the Bank made a discretionary contribution in an amount equal to 1.5% of each participant’s base salary, as defined by the Plan, to the Plan. There was no discretionary contribution made for the years ended December 31, 2005 and 2004. No additional discretionary contributions are anticipated to be made to plan participants.

The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined under the Plan. A participant is entitled to the benefit that can be provided from the participant’s vested account balance. Participants may direct the investment of their accounts into one of several investment options described in Note 2.

Vesting

Under the Plan, a participant is fully vested at all times with respect to participant contributions. A participant becomes 25% vested after 2 years in Bank matching contributions, 50% after 3 years, 75% after 4 years and 100% after 5 years. Discretionary contributions that have been made shall be fully vested, unless otherwise determined by the Board of Directors. However, upon death or permanent disability while employed at the Bank, a participant becomes 100% vested regardless of years of service.

Payment of Benefits

A participant may apply to the Plan to withdraw amounts from their account if they are over 59-1/2 years old and (i) their account has accumulated for at least 2 years or (ii) they have been a participant in the Plan for at least 5 years. In addition, a participant may apply for a withdrawal in the event of hardship, as defined in the Plan. All hardship withdrawals are subject to the approval of the Plan administrator and must meet the hardship requirements as defined by the IRS.

On termination of service, if a participant’s vested account balance is less than $5,000, they will receive a lump sum payment equal to the vested portion of their account. If a participant’s vested account balance is greater than $5,000, they may elect to receive the value of the vested portion of their account in a lump sum payment or installment payments on a monthly, quarterly, semi-annual or annual basis. At December 31, 2005 payments totaling $448,672 were due to participants who withdrew from the plan.

Forfeitures

Forfeitures result from participants that terminate employment prior to being fully vested. The forfeiture reserve balance of $22,426 and $14,951 at December 31, 2005 and 2004, respectively, is included in the Pioneer Cash Reserve Account and is available to reduce the Bank’s total contributions to the Plan, in accordance with the Plan document. In 2004 and during the nine- month period ended December 31, 2003 the bank’s contributions were offset by, $5,650 and $8,300, respectively, from forfeited non-vested accounts. The forfeiture reserve balance was not used in 2005.

Loans to Participants

Participants may make an application to the Plan administrator for a loan. The amount of the loan must be made in accordance with the Plan document. The loans are collateralized by the participant’s vested account balance. The interest rate for these loans is fixed at the Bank’s prime rate at the time of the loan. Principal and interest is paid through monthly payroll deductions for a maximum term of five years, except for loans made for the acquisition of a principal residence.

The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

Plan Termination

Although the Bank expects to continue the Plan indefinitely, the Bank may, by action of its Board of Directors, terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination and after payment of all liabilities and expenses, Plan participants are entitled to receive their respective shares of the Plan’s net assets.

Change of Fiscal Year
The Plan has changed its fiscal year end to December 31 from March 31 effective December 31, 2003.

Merge of Plans

The Plans of the former Savings Bank of Manchester (“SBM Plan”) and Tolland Bank (“Tolland Plan”) have been merged into the Plan effective December 31, 2004. At the time of the merger the assets of the SBM Plan were $16,708,110, the assets of the Tolland Plan were $2,487,832. The Plan of the former Trust Company of Connecticut (“Trust Company”) was merged into the Plan effective December 31, 2005. The Trust Company Plan had assets of $1,296,321 at the time of the merger. The participants of the three merged plans may select investment options as indicated under ‘Investments’ in Note 2.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements and supplemental schedule of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and with the applicable accounting requirements of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”).

Investments

Investments are recorded at fair value as determined using quoted market prices and for the certificate of deposit, at principal plus accrued interest. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Participant loans are recorded at cost, which approximates fair value.

Investment options available to participants include a NewAlliance Bank certificate of deposit, (which includes the Burnham U. S. Government Money Market Account), a Pioneer Cash Reserve Account, ten mutual funds and NewAlliance Bancshares, Inc. stock. The certificate of deposit interest rate is based on the one (1) month, Jumbo Certificate of Deposit Rate, for the $1 million to $5 million tier. The rate is adjusted monthly on the first day of each month. For the year ended December 31, 2005, the average rate on the certificate of deposit was 2.99%.

One mutual fund option is invested with AIM International Funds, Inc. through USI Securities, Inc. The remaining nine funds include: Excelsior Money Fund, Morley Capital Stable Value II, Federated Intermediate Income Trust, Oppenheimer Quest Balances Value Fund, Franklin Templeton Conservative Target, American Funds Europacific Growth, Oppenheimer Main Street Opportunity, Vanguard Index 500 and are invested through USI Securities, Inc. In addition, investment in common stock of the Company is an available option.

The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

Administrative Expenses

The Bank may pay all or a portion of the expenses of the Plan, but it is not required to do so. Administrative expenses of $15,984 were paid by the Bank on behalf of the Plan for the year ended December 31, 2005. Expenses paid by the Plan consist of administrative fees including distribution fees, and loan processing fees charged to participant accounts.

Benefit Payments
Benefit payments are recorded when paid.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, money market account, a certificate of deposit and NewAlliance Bancshares, Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Concentration of Investments

As of December 31, 2005 and 2004, the fair values of individual investments that represented 5% or more of the Plan’s total net assets were:

	December 31,
	2005	2004

Certificate of Deposit with
NewAlliance Bank	$6,263,738	$3,289,207
Morley Capital Stable Value II	3,252,788	-
Oppenheimer Main Street Opportunity A	2,082,746	-
Oppenheimer Quest Balanced Value Fund	3,554,589	1,728,625
Vanguard Index 500	10,720,498	6,240,377
NewAlliance Bancshares, Inc. common stock	10,619,110	4,447,737
NewAlliance Restricted Unitized Stock	-	2,170,574

For the year ended December 31, 2005, net depreciation in the fair value of investments of $76,080 related to equity investments and net appreciation in the fair value of $757,481 to investments in mutual funds and $27,027 to certificates of deposit.

The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

4.	Transactions with Related Parties

Certain plan investments are shares of mutual funds managed by USI Securities, Inc. USI Securities, Inc. is the recordkeeper as defined by the Plan and, therefore, transactions with USI Securities, Inc. qualify as party-in-interest transactions. Among the investment options available to the Plan is the Certificate of Deposit issued by NewAlliance Bank and common stock of NewAlliance Bancshares, Inc., the holding company of the Bank, the Plan sponsor. Wachovia Bank N. A. is the trustee as defined by the Plan and, therefore, transactions with Wachovia Bank N.A. qualify as party-in-interest transactions. The Plan’s custodian invests funds at NewAlliance Bank and administers participant directed investments in various investment options as designated by the Plan’s participants. Personnel and facilities of the Bank have been used to perform administrative functions for the Plan at no charge to the Plan. Participant loans also qualify as party-in-interest transactions.

5.	Federal Income Tax Status

The Plan obtained its latest determination letter, dated October 17, 2002, in which the IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) through amendments dated February 26, 2002. The Plan has been amended since February 26, 2002, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made.

The NewAlliance Bank 401(k) Plan
Form 5500, Schedule H, Part IV, Item 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2005	Schedule I

	(b) Identity of Issue,
(a)	Borrower, Lessor, or Similar	(c) Description of Investment (Including Maturity	(d) Cost	(e) Current
	Party	Date, Rate of Interest, Collateral, Par or Maturity Value)		Value

*	NewAlliance Bank	Certificate of deposit: interest rate 3.90%,	**	$5,933,978
		no stated maturity, rate adjusted monthly

*	USI Securities, Inc.	Cash accounts
		Excelsior Money Market Fund	**	380,285
		Morley Capital Stable Value II	**	3,252,788
		Pioneer Cash Reserve	**	22,427
		Burnham U. S. Government Money Market	**	329,760

*	USI Securities, Inc.	Mutual Funds
		Federated Intermediate Income Trust	**	1,332,109
		Oppenheimer Quest Balanced Value Fund	**	3,554,589
		Franklin Templeton Conservative Target	**	342,034
		AIM Real Estate Fund	**	265,761
		American Funds Europacific Growth Fund	**	1,809,503
		Pioneer Small Cap	**	776,174
		Oppenheimer Main Street Opportunity Fund	**	2,082,746
		Vanguard Index 500	**	10,720,498

*	NewAlliance Bancshares, Inc.	Equity
		NewAlliance Bancshares, Inc. common stock	**	10,619,110

*	Various plan participants	Participant loans, various terms collateralized by vested
		account balance, interest ranging from 4.00% to	**	654,029

		Total		$42,075,791

*	Indicates party-in-interest
**	Cost information is not required for participant - directed funds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2006	NewAlliance Bank 401(k) Plan

	By:	/s/ Barbara Bauer

Barbara Bauer
Plan Administrator